Filed Pursuant to Rules 424(b)(3) and 424(c)
Registration Statement No. 333-152420

Prospectus Supplement No. 3

to

Prospectus Dated December 12, 2008

RAPTOR PHARMACEUTICALS CORP.

We are supplementing our Prospectus dated December 12, 2008, as originally filed as part of our Registration Statement on Form S-1 (Reg. No. 333-152420) with the Securities and Exchange Commission (the “Commission”) on July 18, 2008, as amended by that certain Pre-Effective Amendment No. 1 to the Form S-1 on Form S-1/A, as filed with the Commission on August 1, 2008 (and effective as of August 5, 2008), and as amended by that certain Post-Effective Amendment No. 1 to the Form S-1 on Form S-1/A, as filed with the Commission on November 26, 2008 (and effective as of December 11, 2008), as supplemented from time to time, relating to the resale by certain selling stockholders of up to 47,725,000 shares of common stock (the “Prospectus”), to provide information contained in our Current Report on Form 8-K filed with the Commission on June 23, 2009, a copy of which is attached hereto (without exhibits) and incorporated herein by reference.

You should read this Prospectus Supplement No. 3 in conjunction with the Prospectus which is required to be delivered with all supplements thereto. This Prospectus Supplement No. 3 is qualified by reference to the Prospectus and any earlier supplement, except to the extent the information in this Prospectus Supplement No. 3 updates or supersedes the information contained in the Prospectus or earlier supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS FOR A DISCUSSION FOR THE RISKS ASSOCIATED WITH OUR BUSINESS.

RECENT DEVELOPMENTS

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CURRENT REPORT ON FORM 8-K

On June 23, 2009, we filed the attached Current Report on Form 8-K with the Commission.

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Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 3 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 23, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 22, 2009

RAPTOR PHARMACEUTICALS CORP.

(Exact name of registrant as specified in its charter)

Delaware	000-50720	98-0379351
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 Commercial Blvd., Suite 200, Novato, California 94949
(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code: (415) 382-8111

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Private Placement

Raptor Pharmaceuticals Corp. (the “Company”) plans to consummate a sale, through a private placement, of units of the Company, each unit comprised of one share of the Company’s common stock, par value $0.001 per share (“Common Stock”) and one warrant to purchase one half of one share of Common Stock, at a purchase price of $0.32 per unit pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Investors”) on or about June 30, 2009. The Company intends to sell up to $2.24 million worth of units, comprised of an aggregate of 7,000,000 shares of Common Stock (the “Shares”) and warrants (the “Warrants”) to purchase up to an aggregate of 3,500,000 shares of Common Stock (the “Warrant Stock”). The Warrants, exercisable for two years from the closing, would have an exercise price of either $0.60 or $0.75 per share, depending on when such Warrants were exercised, if at all. The Shares, the Warrants and the Warrant Stock are sometimes referred to herein individually and collectively as the “Securities.”

Each Investor will represent in the Purchase Agreement that it understands and agrees that the Securities it will be acquiring have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and that accordingly such Securities will not be fully transferable except as permitted under various exemptions contained in the Securities Act, or upon satisfaction of the registration and prospectus delivery requirements of the Securities Act. Each Investor will also represent in the Purchase Agreement that it understands and agrees that the instruments or certificates evidencing such Securities it has agreed to purchase, and each instrument or certificate issued in transfer thereof, will bear the an appropriate legend regarding the restriction on transferability. The Purchase Agreement will also contain representations and warranties by the Company and each Investor customary for transactions of this type.

Pursuant to the terms of the Purchase Agreement, the Company would agree to prepare and file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act, on a Form S-1, covering the Shares and Warrant Stock sold pursuant to the Purchase Agreement as well as Common Stock underlying warrants issued to placement agents, as discussed below, each subject to volume limitations, within 75 days after the closing.

The Warrants would be exercisable, in full or in part, at any time prior to the earlier of (i) the second anniversary of their issuance, (ii) the date of consummation of the acquisition of the Company pursuant to a Change of Control Transaction (to be defined in the Warrant), and (iii) upon other events as may be described in the Warrant. The Warrant would also contain certain adjustments that may be made, due to future corporate events or otherwise, customary for transactions of this type. By its acceptance of the Warrants, the Investor would acknowledge that it understood that the Warrants and the Warrant Stock may not be sold, transferred, or otherwise disposed of without registration under the Securities Act, or an exemption therefrom, and that in the absence of an effective registration statement covering the Warrants and the Warrant Stock or an available exemption from registration under the Securities Act, the Warrants and the Warrant Stock must be held indefinitely. Subject to the provisions of the Purchase Agreement, the Warrants and all rights thereunder would be transferable, in whole but not in part, only with the prior approval of the Company. The underlying Securities, when issued, would bear a legend reflecting this restriction on transfer.

In connection with the transaction, the Company may enter into placement agency agreements with placement agents pursuant to which the Company would be obligated to (i) pay the placement agents a placement fee equal to 7% of the gross proceeds of Securities sold to Investors introduced by such placement agent and (ii) issue a five- (5) year warrant to purchase a number of shares of Common Stock at an exercise price of $0.35 per share equal to 7% of the number of Securities issued to Investors (inclusive of the Shares and Warrant Stock) introduced by such placement agent.

The securities described above, including the Securities, to be offered will not be and have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Exchange of Warrants

The Company has offered to holders of the Original Warrants (as defined below) issued in connection with the Company’s private placement of units (consisting of the Company’s Common Stock and warrants (the “Original Warrants”)) in 2008, the right to exchange such Original Warrants and subscribe for new warrants (the “New Warrants”) to purchase shares of the Company’s Common Stock at an exercise price of $0.30, but only to the extent such New Warrants are exercised (in whole or in part) on or before June 30, 2009 (the “Warrant Exchange”). The terms of the Original Warrants were described in, and the form of such Original Warrants was attached to, that certain Current Report on Form 8-K filed by the Company with the SEC on May 21, 2008. Other than with respect to the exercise price, the terms of the New Warrants are identical to those of the Original Warrants.

The Warrant Exchange was offered with respect to an aggregate of 10,000,000 shares of Common Stock underlying outstanding Original Warrants. A notice was sent to holders of affected Original Warrants regarding the Warrant Exchange on April 29, 2009. Such holders were given 62 days (the “Notice Period”) to determine whether or not to subscribe for the New Warrants. The Notice Period will expire on June 30, 2009.

The securities described above, including the New Warrants, to be offered will not be and have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAPTOR PHARMACEUTICALS CORP.
By: /s/ Kim R. Tsuchimoto
Kim R. Tsuchimoto Chief Financial Officer, Treasurer and Secretary Date: June 22, 2009